

Exhibit F
"Testing the Waters" Materials

Gmail Matt Belcher <mattbelcher77@googlemail.com>

CalTier's Next Round of Funding

1 message

Matt Belcher - CEO <mbelcher@caltierrealty.com> 26 March 2022 at 08:00
Reply-To: reply-caltier.activehosted.309.942.32808@s5.csa2.acemsb2.com
To: Matt Beeee <mattbelcher.77@gmail.com>

CALTIER

The Future Of Fintech

As a founder and CEO of a ***disruptive FinTech*** company I believe what we are doing is very important to so many people, exciting, and something that I and my Co-Founders are ***incredibly proud to create.***

To support our recent growth we are conducting a ***Regulation CF (Crowdfunding)*** round of funding which ***you can be part of!***

This next round of funding will help the company grow its technology platform, user base, and global reach.

Since you follow CalTier it's safe to say you ***like what we do***, the service we provide, and the platform we have created to give access to typically ***hard-to-reach alternative investments*** such as real estate.

Please stay tuned and watch for the updates to come.

Thanks,

Matt

Co-Founder and CEO

CalTier

Testing the Waters.

CalTier, Inc is Testing The Waters under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form C has been filed with the Securities and Exchange Commission. Once filed, offers to buy our securities may only be accepted through our intermediary's platform. Any indication of interest you make to us regarding this offering involves no obligation or commitment of any kind.

"Forward-Looking Statements" Legend
THIS EMAIL MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS **EMAIL**, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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CalTier, 5965 Village Way, Ste 105 - 142, San Diego, CA 92130, United States



Matt Belcher <mattbelcher77@googlemail.com>

Become a CalTier Shareholder
1 message

Matt Belcher <mbelcher@caltierrealty.com>   29 March 2022 at 12:20
Reply-To: reply-caltier.activehosted.313.987.32808@s5.csa2.acemsb2.com
To: Matt Beeee <mattbelcher.77@gmail.com>

CAL TIER

The Power of the Crowd

We are now only *days away* from CalTier's funding launch.

As one of the leaders in the alternative investment crowdfunding space, we have been operating the **CalTier** real estate fund and have seen the benefits. ***Clearly, we believe in the power of the crowd and wholeheartedly buy into that concept as the future of financing.***

*In fact, According to **Pitchbook** data, global crowdfunding exploded from $8.61 billion in 2020 to $113.52 billion last year – thats **a 1,021% increase**.*

It is for that reason we are using Regulation Crowdfunding (Reg CF) for the next round of funding for the continued ***growth of the company***. In a few days, the round will open and you will be able to become a ***shareholder in CalTier, Inc*** which is the company that manages the platform, real estate fund, and investments.

For as little as **$1,000 entry point** you can own shares in CalTier, Inc.

I sincerely hope you take a close look at joining us because we are incredibly excited about the future of this industry.

Much more to follow as we get closer to launch day.

Thanks

Matt

Co-Founder and CEO

CalTier

Testing the Waters.

CalTier, Inc is Testing The Waters under Regulation Crowdfunding. No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until an offering statement on Form C has been filed with the Securities and Exchange Commission. Once filed, offers to buy our securities may only be accepted through our intermediary's platform. Any indication of interest you make to us regarding this offering involves no obligation or commitment of any kind.

"Forward-Looking Statements" Legend
THIS EMAIL MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THIS **EMAIL**, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-

LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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CalTier, 5965 Village Way, Ste 105 - 142, San Diego, CA 92130, United States